Exhibit 4.4

SHARE REMUNERATION PLAN FOR
BBVA GROUP MANAGEMENT AND CERTAIN RISK FUNCTIONS IN THE UNITED STATES

As Adopted Effective November 15, 2011
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Preamble

This Share Remuneration Plan for BBVA Group Management and Certain Risk Functions in the United States (the “Plan”) is to provide incentives to employees of Banco Bilbao Vizcaya Argentaria, S.A., a bank organized and existing under the Laws of Spain (the “Company”), or its affiliates, in the United States (including its territories) who are members of the designated Executive Management Team (the “EMT”) or who are within the Defined Group (as defined herein) although not members of the EMT, so that, among other things, such officers and employees are associated with the growth and success of the Company and its respective subsidiaries.

Incentives granted under this Plan are intended to, and will, be consistent with the system of variable remuneration in shares as may be adopted by the Company and in effect from time to time, including the rules and guidelines under any such system as may be established by the Company and including among others the application of any performance indicators to Awards (as defined herein) made hereunder (altogether, the "BBVA System"), subject to the express requirements of this Plan and any Award Agreements under this Plan.   The BBVA System in effect as of the time of the initial adoption of the Plan consists of the system of variable remuneration in shares for BBVA Group Management created by and provided for pursuant to the Resolutions under Agenda Item Seven adopted at the General Meeting of Shareholders of Banco Bilbao Vizcaya Argentaria, S.A., held on March 11, 2011 (a copy of which is included herewith as Exhibit A) and further developed and established by the Board of Directors of the Company.

SECTION 1. Definitions.  For purposes of the Plan, the following terms shall be defined as set forth below:

(a)           “ADS” means an American Depositary Share representing one Share (which ratio may be changed from time to time) as evidenced by one American Depositary Receipt.

(b)           “Award” means any Restricted Share Units granted under the Plan.

(c)           “Award Agreement” means any written agreement, contract or other instrument or document evidencing an Award granted under the Plan.

(d)           “Committee” means the Administrative Committee for this Plan, which shall consist of three or more directors or officers of Compass or any affiliate of Compass or other individuals appointed by the board of directors, or an appropriate committee of the board of directors, of Compass.

(e)           “Compass” means BBVA Compass Bancshares, Inc., an Alabama corporation, and any successor entity thereto.

(f)           “Eligible Employee” means any officer or employee of the Company, or of any entity that is a direct or indirect subsidiary of the Company, operating in the United States (including its territories), who is an EMT member or who is not an EMT member but who is  designated as part of the Defined Group.

(g)           “Defined Group” means certain EMT members in the United States who are considered senior managers within the BBVA Group, as a whole, as well as certain designated employees in the United States who are not EMT members but whose activities are considered to have a material impact on the Company’s risk profile or who are engaged in certain control functions.

(h)           “Participant” means an Eligible Employee designated to be granted an Award.

(i)           “Restricted Share” means an ADS subject to certain restrictions that is released to a Participant pursuant to an Award under this Plan and further described in Section 7 hereof.

(j)           “Restricted Share Units” means an Award of a unit representing an obligation of Compass to deliver one ADS or Restricted Share, as applicable, for each such unit granted to a Participant pursuant to and subject to the terms and conditions set forth in this Plan and the Award Agreement.

(k)           “Share” means one ordinary share of the Company with a nominal value of 49 Euro cents.

SECTION 2. Administration.

(a)           The Plan shall be administered by the Committee. Subject always to compliance with the BBVA System, the Committee shall have full and final authority in its discretion (A) to interpret the provisions of the Plan (and any Award Agreement) and to decide all questions of fact arising in its application, (B) to designate Participants, (C) to determine the Participants to whom Awards shall be made under the Plan, (D) to determine the amount, size, terms and conditions of each such Award, (E) to determine and establish additional terms and conditions not inconsistent with the Plan for any Award granted to a Participant in connection with the Plan, (F) to determine the time when Awards will be granted, (G) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable and (H) to make all other determinations necessary or advisable for the administration of the Plan.

(b)           A majority of the Committee shall constitute a quorum, and the action of a majority of members of the Committee present at any meeting at which a quorum is present shall be the act of the Committee. The Committee may also act by unanimous written consent. Any decision made, or action taken, by the Committee arising out of or in connection with the interpretation and administration of the Plan shall be final, conclusive and nonappeallable.

(c)           Neither the Committee nor any member thereof shall be liable for any act, omission, interpretation, construction or determination made in connection with the Plan in good faith, and the members of the Committee may be entitled to indemnification and reimbursement by Compass in respect of any claim, loss, damage or expense (including attorneys’ fees) arising therefrom to the fullest extent permitted by law and under any director’s and officers’ liability insurance that may be in effect from time to time. In addition, no member of the Committee and no director, officer or employee of Compass or its subsidiaries and affiliates shall be liable for any act, or failure to act hereunder, by any other member or other director, officer or employee of Compass or its subsidiaries and affiliates or by any agent to whom duties in connection with the administration of this Plan have been delegated or for any act or failure to act by such member or such director, officer or employee, in all events except in circumstances involving such member’s or such director’s, officer’s or employee’s bad faith, gross negligence, intentional fraud or violation of a statute.

(d)           The Committee may, in its sole discretion, delegate any of its powers to grant Awards under the Plan to any officer of Compass deemed appropriate by the Committee; provided, however, that no officer to whom the power to grant Awards under the Plan has been delegated shall have the power to grant Awards under the Plan to himself or herself.

 SECTION 3. Eligibility; Participants. Any Eligible Employee shall be eligible to be designated a Participant.

SECTION 4. Awards Under the Plan. Awards by the Committee under the Plan will be in the form of Restricted Share Units, provided that no Award shall be made under the Plan unless such Award shall comply with all applicable laws, including without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed.

SECTION 5. ADSs Subject to Plan. The total number of ADSs reserved and available for distribution under the Plan shall be 2,218,800. Such ADSs shall consist of ADSs purchased or to be purchased from time to time in open-market or in private transactions by or on behalf of Compass.. In the event of any change in the outstanding number of Shares of the Company underlying the ADSs by reason of, a Share split, recapitalization, merger, consolidation, split-up, combination, exchange of shares or otherwise, or in the case of any change in the ratio of ADSs to Shares, the board of directors of Compass or the Committee shall act to ensure that the economic return that the Participants may receive on the settlement of Awards will not be significantly distorted.

SECTION 6. Effective Date.  The Plan shall be effective as of November 15, 2011.

SECTION 7. Restricted Shares.

(a)           Evidence of Restriction. Each Restricted Share shall be subject to such restrictions described in subsection (b) of this Section 7 as may apply and will be evidenced in such manner as the Committee shall determine.  If certificates representing Restricted Shares are registered in the name of a Participant, such certificates shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Shares, and, unless otherwise determined by the Committee, Compass or its designee shall retain physical possession of the certificate and the Participant shall deliver a stock power to Compass, endorsed in blank, relating to the Restricted Shares covered by such Award.  Additionally, and without limiting any other manner in which the Committee shall determine to evidence applicable restrictions associated with Restricted Shares, if Restricted Shares are released to Participants by transfer of such shares to one or more accounts in the Participant’s name that are maintained by an administrative agent for the Plan, such account(s), or such shares held in the account(s), shall be subject to transaction or other limitations as may be considered necessary to effectuate the restrictions associated with the Restricted Shares.

(b)           Restrictions and Conditions. Restricted Shares released pursuant to an award under this Plan shall be subject to such restrictions and conditions (including the terms during which the restrictions or conditions may apply) as the Committee may determine and which restrictions and conditions shall be reflected in the applicable Award Agreement.  It is anticipated that, in the case of restrictions and conditions prohibiting the Participant’s sale, transfer, pledge or assignment of the Restricted Shares, to the extent practicable, the Participant shall have, with respect to the Restricted Shares, all of the rights of a holder of ADSs as defined by that certain depository agreement between the ADS depository and the Company, including the right to vote and to receive any dividends.

SECTION 8. Restricted Share Unit Awards.

(a)           Awards. Each Award of Restricted Share Units shall be evidenced by an Award Agreement (a “Restricted Share Unit Award Agreement”) in a form that is not inconsistent with the Plan and the BBVA System and that the Committee may from time to time approve.  The Committee may, but need not, require as a condition of the effectiveness of an Award of Restricted Share Units that the Award be affirmatively accepted by the Participant’s executing a Restricted Share Unit Award Agreement within a designated period (not to exceed ninety (90) days) after the award date.

(b)           Restrictions and Conditions. The Restricted Share Units awarded pursuant to this Plan shall be subject to the following restrictions and conditions:

(i)           Subject to the provisions of this Plan and the Restricted Share Unit Award Agreements, from the date of grant through such vesting period as may be set by the Committee (the “Unit Restriction Period”), the Participant shall not have any legal ownership or any other rights relating to the ADSs that are the subject of the Restricted Share Units.  The participant shall not be entitled to any dividend or have any voting rights or any other rights as a shareholder of the Company until and unless the ADSs that are the subject of the Restricted Share Units become vested and are transferred to the Participant.

(ii)           Upon vesting of the Restricted Share Units, the ADSs (which may themselves be Restricted Shares) which are the subject of the vested Restricted Share Units shall be transferred to the Participant as soon as administratively practicable following the date that such Restricted Share Units vest but in no event later than March 15th of the year following the year in which such Restricted Share Units become vested.

(iii)           Subject to the provisions of the Restricted Share Unit Award Agreement and this Section 8, upon termination of employment for any reason, other than Retirement, Early Retirement, Disability, a Severance Plan Termination, in each case as described below, or death, during the Unit Restriction Period, all Restricted Share Units which remain unvested on the date of such termination of employment shall be forfeited by the Participant, except as otherwise provided in the Restricted Share Unit Award Agreement.

(c)           The following terms shall have the meanings provided hereafter:

(i)  "Retirement" shall refer to a Participant's voluntary termination of employment at any time after attaining age 65.

(ii)  "Early Retirement" shall refer to a Participant's voluntary termination of employment at any time after attaining age 55, provided that, at such time, Participant shall have been continuously employed by one or more employers within the BBVA Group of companies for at least ten (10) years.

(iii) "Disability" shall exist if Compass determines that the Participant is disabled as defined in the Compass 401(k) Plan, or any successor plan, as such plan may be amended from time to time, or according to such other reasonable standard that Compass may apply, in its sole discretion. As an express condition of the applicability of this subparagraph (iii), Participant must agree to cooperate with Compass in determining whether Participant is disabled, including without limitation providing documentation from health care providers and submitting to medical examinations upon request by Compass.

(iv) "Severance Plan Termination" shall refer to a termination within the meaning of the Compass Severance Pay Plan (the “Severance Pay Plan”), as the Severance Pay Plan may exist from time to time (including any amendment to, modification of, addition to, deletion from, or replacement of the Severance Pay Plan), that results in eligibility for benefits under the Severance Pay Plan.  Notwithstanding anything to the contrary herein, this provision is not intended to, and does not, constitute a guarantee or promise that the Severance Pay Plan (in its current or any future form) will be continued.   For purposes of this Plan only, "Severance Plan Termination" shall also refer to any mutual separation agreement which may be entered into by the Participant and the BBVA Group employer, provided that such agreement expressly addresses the disposition of an Award under this Plan.

SECTION 9. General Provisions.

(a)           Governmental or Other Regulations. Each Award under the Plan shall be subject to the requirement that if, at any time, the Committee shall determine that (i) the listing, registration or qualification of the ADSs subject or related thereto upon any securities exchange or under any state, federal or foreign law, (ii) the consent or approval of any government regulatory authority, or (iii) an agreement by the recipient of an Award with respect to the disposition of the ADSs, is necessary or desirable as a condition of, or in connection with, the granting of such Award or the delivery of ADSs thereunder, such Award may not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Committee. As a condition to the grant of an Award under the Plan, the Participant shall agree, and each such Participant shall be deemed to have agreed by virtue of his or her acceptance of an Award or any benefit or value derived from an Award, to execute any documents, to make any representations, to effect any restrictions on transferability and to take any action which in the good faith belief of the Committee is required by any applicable law, ruling or regulation.

(b)           No Additional Rights. Nothing in the Plan, any Award, or in any agreement entered into pursuant to the Plan shall confer upon any Participant the right to continue in the employment of the Company, Compass or any of their affiliates or affect any right which any of them may have to terminate the employment of the Participant.

(c)           Withholding. Whenever Compass is required to transfer ADSs under the Plan, Compass or any subsidiary of Compass shall require the recipient to remit to Compass or such subsidiary an amount sufficient to satisfy any foreign, federal, state or local withholding tax requirements prior to the transfer of such ADSs.  Any Participant failing to satisfy such withholding payments as administratively prescribed by Compass shall forfeit his or her Award.

(d)           Non-Assignability. Unless otherwise determined by the Committee and reflected in the applicable Award Agreement, no Award under the Plan shall be assignable or transferable by a Participant except by will or by the laws of descent and distribution. A transferee of an Award shall have only those rights that the Participant would have had had the Award not been transferred. In addition, if the Committee allows an Award to be transferable or assignable, such Award shall be subject to such additional terms and conditions as the Committee deems appropriate.

(e)           Unfunded Status of Plan. The Plan is intended to constitute an “unfunded” plan for incentive compensation. Nothing set forth herein shall give any such Participant any rights that are greater than those of a general creditor of Compass. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver ADSs with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

(f)           Non-Uniform Determination. The Committee’s determinations under the Plan (including, without limitation, determinations of the Eligible Employees to receive Awards, the form, amount and timing of such Awards, the terms and provisions of Awards and the Award Agreements) need not be uniform and may be made by it selectively among Eligible Employees who receive, or are eligible to receive, Awards under the Plan, whether or not such Eligible Employees are similarly situated.

(g)           Amendment or Termination. The Committee or the board of directors of Compass may amend, modify, suspend or terminate the Plan at any time. The termination or any modification, suspension or amendment of the Plan shall not adversely affect a Participant's rights under an Award previously granted without the consent of such Participant. The Committee or the board of directors of Compass may amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment shall impair the rights of any Participant or permitted transferee without his or her consent.

(h)           No Restriction on Right of Company to Effect Corporate Changes. Nothing in the Plan shall affect the right or power of the Company or Compass or their shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company’s or Compass’ capital structure or its business, or any merger or consolidation of the Company or Compass, or the dissolution or liquidation of the Company or Compass, or any sale or transfer of all or any part of its assets or business of the Company or Compass, or any other act or proceeding, whether of a similar character or otherwise.

(i)           Award Agreement. The prospective recipient of an Award under the Plan shall execute an Award Agreement evidencing the Award and deliver a fully executed copy thereof to Compass if the Committee determines to impose such a requirement as a condition to the effectiveness of an Award.

(j)           Construction of Plan. The validity, interpretation, and administration of the Plan and of any rules, regulations, determinations, or decisions made thereunder, and the rights of any and all Eligible Employees or Participants having or claiming to have any interest therein or thereunder, shall be determined exclusively in accordance with the laws of the State of Alabama.

(k)           Section 409A of the Internal Revenue Code. The Plan shall be administered, operated, and interpreted such that all Awards granted hereunder are not considered deferred compensation subject to Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”) and the Committee shall have the discretion to modify or amend any Award granted hereunder and any Award Agreement (and may do so retroactively); provided that any such modification or amendment is necessary to cause such Award to be exempt from Section 409A of the Code and is not materially prejudicial to the Company, Compass and the affected Participant.

EXHIBIT A

TO

SHARE REMUNERATION PLAN FOR
BBVA GROUP MANAGEMENT AND CERTAIN RISK FUNCTIONS IN THE UNITED STATES

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Resolutions under Agenda Item Seven adopted at the General Meeting of Shareholders of
Banco Bilbao Vizcaya Argentaria, S.A., held on March 11, 2011

1. Approve, for the effects of article 219 of the Capital Companies Act and other applicable legislation, the system of variable remuneration in shares for the management of the BBVA Group (hereinafter the "System of Variable Remuneration in Shares for the Management" or the "System") under the following terms and conditions:

1.1.         The BBVA System of Variable Remuneration in Shares for the Management is based on a reward (hereinafter the "Management Incentive" or the "Incentive") that will have the following characteristics:

(a)          Description: The Incentive will consist of an annual allocation to the management of the BBVA Group (including the executive directors and members of the senior management) of a number of units to each. These units will act as the basis to determine the number of ordinary shares of BBVA deliverable on the settlement date of the Incentive, where applicable, and will be associated to the degree of compliance with various Group-level indicators that will be determined every year.

For 2011, the indicators established are as follows:

–
Performance of the Bank's Total Shareholder Return (TSR) from 1st January to 31st December 2011, compared against the TSR performance of the following peer group of international banks over the same period:  BNP Paribas, Société Genérale, Deutsche Bank, Unicredito Italiano, Intesa San Paolo, Banco Santander, Credit Agricole, Barclays, Lloyds Banking Group, Royal Bank of Scotland, UBS, Credit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase, and Wells Fargo.

–	Compliance with the budgeted recurrent Economic Profit in the Group.

–	Compliance with the Net Attributable Profit targets in line with the Group's growth plans.

To calculate the exact number of BBVA shares deliverable to each beneficiary, the number of units initially allocated will be divided into three parts, each linked to one indicator according to the weightings established for each. Each of these will be multiplied by coefficients of between 0 and 2 as a function of a scale defined each year.

For TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group.

The price of the shares deliverable under the Incentive will be the opening price listed on the market on the day of delivery.

(b)         Beneficiaries: The Incentive is addressed to the members of the BBVA management that are in the management team when this Incentive comes into force, including executive directors and members of the senior management. For 2011, the initial estimate of the number of beneficiaries under the Incentive is 2,014. However, some may leave and others join the Incentive whilst it is in force.

(c)         Duration: The Incentive will be applied annually, and will form part of the yearly variable remuneration of the BBVA management.

(d)         Settlement of the Incentive: The Management Incentive will be settled during the first quarter of the year following the one in which the Incentive was accrued, without detriment to the cases of early settlement under conditions that may be established in the laying down the details for implementation of this resolution.

The shares corresponding to the settlement of the Incentive for 2011 will be delivered during the first quarter of 2012. The beneficiaries may avail these shares in the following manner: (i) 40% of the shares received will be freely transferrable by the beneficiaries as of their delivery;  (ii) 30% of the shares received will become transferrable once a year has passed from the settlement date; and (iii) the remaining 30% will become transferrable once two years have passed from the Incentive settlement date. All this will be done under the terms and conditions established by the Board of Directors. These constraints on the availability of shares will not be applicable to beneficiaries included in section 1.2. below, which describes the specific features determined for these beneficiaries.

Each year the Board of Directors will determine the date on which the Incentive shares will be delivered and also, where applicable, the specific criteria for deferral and availability.

1.2. The following is established for beneficiaries of the Incentive who perform professional activities with a material impact on the Bank's risk profile and control and oversight functions, and for executive directors and members of the BBVA Group senior management:

•
If as a consequence of the settlement of the Incentive referred to in section 1.1. above, the shares deliverable to them do not account for at least 50% of their annual variable remuneration, the shortfall will be topped up in shares, so that they receive at least 50% of their annual variable remuneration in shares and the remaining amount in cash.

•
In order to determine the number of shares deliverable in the event of the aforementioned adjustment, the price applied will be the average closing price of the BBVA shares over the trading sessions between 15th December and 15th January, both inclusive, prior to the date on which the variable annual remuneration is determined.

•
The shares received on settlement of the variable remuneration in shares will be subject to specific deferral criteria. Thus, 60% will be delivered during the first quarter of the year following the year to which the variable remuneration corresponds; whilst delivery of the remaining 40% will be deferred, with one third paid out each year during the three year period as of the first date of delivery, without detriment of early settlement that may be established when laying down the details for implementing this resolution. This deferred percentage will be increased up to 50% for executive directors and members of senior management.

•
The shares corresponding to the variable remuneration will be unavailable for one year as of their delivery under the terms and conditions established by the Board of Directors. The Board of Directors will also establish the circumstances that may limit or block, in some cases, the delivery of the shares under deferral.

Each year the Board of Directors will also determine the date on which the shares will be delivered and, where applicable, the specific criteria for deferral and the timing with which they will become available.

1.3. The maximum number of BBVA shares deliverable, where applicable, to the management as a consequence of the System of Variable Remuneration in Shares for the management is 17.5m ordinary shares, representing 0.39% of the current ordinary share capital of Banco Bilbao Vizcaya Argentaria, S.A. for 2011. Of these, a maximum of 600,000 ordinary shares (representing 0.01% of the share capital) may be for executive directors and 1.7m ordinary shares (representing 0.03% of the share capital) for other members of the senior management.

The Company may earmark the shares comprising its treasury stock to cover the shares indicated in the previous paragraph or may use another suitable financial system that the Company may determine.

2. Authorise the Board of Directors, pursuant to article 249 of the Capital Companies Act, to pass on to the Executive Committee the powers delegated to it by the General Meeting regarding the foregoing resolutions, with express authority for substitution by the Chairman of the Board, the Chief Operating Officer or any other Director or proxy of the Bank; and implement whenever and however it deems suitable, develop, formalise, execute and settle the System of Variable Remuneration in Shares for the management described in point 1 above, including the Incentive for the management, adopting any resolutions and signing any public or private documents that may be necessary or advisable for full effectiveness, with powers to correct, rectify, amend or supplement this resolution and, in particular, but in no way limited to, the following powers:

(a)	To implement the System of Variable Remuneration in Shares for management when it deems it advisable and in the specific form it deems appropriate.

(b)
To develop and establish the specific terms and conditions for the System of Variable Remuneration in Shares for the management with respect to everything not envisaged in this resolution. This includes, but is not limited to, establishing the circumstances under which the System would be settled early and declaring compliance with the conditions that may, where applicable, be linked to such early settlement.

(c)
To draw up, sign and present any additional communications and documents that may be necessary or advisable before any public or private body in order to implement and execute and settle the System of Variable Remuneration in Shares, including, where necessary, the corresponding protocols.

(d)
 To engage in any action, declaration or arrangement with any public or private, domestic or international body or entity or registry to obtain any permit or verification needed to implement, settle and execute the System of Variable Remuneration in Shares.

(e)	Negotiate, agree and sign counterparty and liquidity contracts with the financial institutions it freely designates, under the terms and conditions it deems suitable.

(f)	To draw up and publish any announcements that may be necessary or advisable.

(g)	To draw up, sign, grant and, where applicable, certify any kind of document relating to the System of Variable Remuneration in Shares.

(h)
To adapt the contents of the System to the circumstances or corporate operations that may occur during its term, relating both to BBVA and the peer banks in its benchmark group, such that the System continues to perform under the same terms and conditions.

(i)
And, in general, engage in any acts and sign any documents that may be necessary or advisable for the validity, efficacy, implementation, development, execution, settlement and success of the System of Variable Remuneration in Shares and the previously adopted resolutions.